September 6, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock Multi-Asset Income Portfolio of BlackRock Funds II

Withdrawal of Post-Effective Amendment Filings

Registration File Nos. 333-142592 and 811-22061

Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, BlackRock Funds II (the “Trust”), an open-end investment company, hereby requests withdrawal of the following Post-Effective Amendments (the “Amendments”) to the Trust’s Registration Statement on Form N-1A (File No. 333-142592):

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
228	December 19, 2016	485A	0001193125-16-796986

243	February 16, 2017	485BXT	0001193125-17-046722

248	March 16, 2017	485BXT	0001193125-17-085465

250	March 30, 2017	485BXT	0001193125-17-103908

251	April 7, 2017	485BXT	0001193125-17-116252

253	April 21, 2017	485BXT	0001193125-17-131889

254	April 27, 2017	485BXT	0001193125-17-141722

258	May 4, 2017	485BXT	0001193125-17-158828

261	May 11, 2017	485BXT	0001193125-17-167227

263	May 18, 2017	485BXT	0001193125-17-175298

264	May 25, 2017	485BXT	0001193125-17-183715

266	June 1, 2017	485BXT	0001193125-17-190687

267	June 7, 2017	485BXT	0001193125-17-196692

268	June 9, 2017	485BXT	0001193125-17-199347

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
270	June 15, 2017	485BXT	0001193125-17-204522

272	June 29, 2017	485BXT	0001193125-17-217967

273	July 6, 2017	485BXT	0001193125-17-222639

275	July 13, 2017	485BXT	0001193125-17-227346

280	August 10, 2017	485BXT	0001193125-17-254084

281	September 7, 2017	485BXT	0001193125-17-279332

282	October 5, 2017	485BXT	0001193125-17-304674

283	November 2, 2017	485BXT	0001193125-17-331205

287	November 30, 2017	485BXT	0001193125-17-356854

292	December 28, 2017	485BXT	0001193125-17-380949

296	January 25, 2018	485BXT	0001193125-18-019963

303	February 22, 2018	485BXT	0001193125-18-053732

306	March 22, 2018	485BXT	0001193125-18-091848

307	April 19, 2018	485BXT	0001193125-18-122307

313	May 17, 2018	485BXT	0001193125-18-166211

317	June 15, 2018	485BXT	0001193125-18-194119

318	July 13, 2018	485BXT	0001193125-18-217616

319	August 10, 2018	485BXT	0001193125-18-245309

The Amendments relate to the registration of Class T shares for the BlackRock Multi-Asset Income Portfolio (the “Portfolio”), a series of the Trust. The series and class identifiers for the Portfolio and the Class T shares are S000020792 and C000179251, respectively. No securities were sold in connection with the Amendments. The Trust has determined not to proceed with the offering of Class T shares of the Portfolio at this time. Based upon the foregoing, the Trust respectfully submits that such a withdrawal would be consistent with the public interest and the protection of investors.

Your assistance in this matter is greatly appreciated. If you should have any questions regarding this application, please do not hesitate to contact Elliot J. Gluck of Willkie Farr & Gallagher LLP at (212) 728-8138.

Thank you for your courtesy and cooperation in this matter.

Sincerely,

BlackRock Funds II

By:	/s/ Benjamin Archibald
Name: Title:	Benjamin Archibald Secretary